[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

KEVIN M. LIPPERT
Direct: 312-840-4313
Facsimile: 312-275-7639
E-mail: klippert@shefskylaw.com

IN REFERENCE TO:
025285-41

September 3, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer Gowetski

Mr. Philip L. Rothenberg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          Inland Real Estate Corporation

Registration Statement on Form S-3

Filed August 11, 2009

File No. 333-161265

Dear Ms. Gowetski and Mr. Rothenberg:

We are writing on behalf of our client, Inland Real Estate Corporation (the “Company”), in response to the comments contained in your letter dated August 21, 2009.  For your convenience we have reproduced your comments in this letter and included our response directly below each comment.

1.             As you know, we are conducting a review of your Form 10-K for the year ended December 31, 2008. We will not be in a position to take this registration statement effective until we have resolved all comments on your Form 10-K.

RESPONSE:

Per our August 21, 2009 telephone conversation with Mr. Philip L. Rothenberg we are submitting this response to facilitate the Staff’s review and acceleration of effectiveness of the Company’s registration statement on Form S-3, filed August 11, 2009 while acknowledging that acceleration will not occur until the Staff’s comments to the Company’s Form 10-K, filed on March 2, 2009, as amended, have been addressed and resolved.

2.             Please include the undertaking required by Item 512(h) of Regulation S-K.

RESPONSE:

In response to your comment, the following undertaking will be included in amendment no. 1 to the Company’s registration statement, which will be submitted to the Commission via EDGAR.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Please contact us if there is any other information you need for your review of the Company’s registration statement.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Kevin M. Lippert

Kevin M. Lippert, Esq.

MJC/KXL/CXW/1128595_2.DOC

Enclosures

cc:           Mark E. Zalatoris

Beth Sprecher Brooks, Esq.

Brett A. Brown

Michael J. Choate, Esq.